UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Name of Issuer)

Class A Common Units

(Title of Class of Securities)

29250R 10 6

(CUSIP Number)

Tyler W. Robinson, Esq.

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Energy Company, Inc. 39-0793581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 128,941,993 †
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 128,941,993 †

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,941,993†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.4%†
14.	Type of Reporting Person (See Instructions) CO

†	The number and percentage of Class A Common Units representing limited partner interests of the Issuer reported as beneficially owned by Enbridge Energy Company, Inc. (“EECI”) in this Schedule 13D/A includes 18,114,975 Class E Units of the Issuer, which are convertible into Class A Common Units at the option of EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	EECI is wholly owned by Enbridge (U.S.) Inc. (“EUSI”). Therefore, EUSI may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSI is filing this Amendment No. 4 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power **
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**	EECI is indirectly owned by Enbridge US Holdings Inc. (“EUSHI”). Therefore, EUSHI may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSHI is filing this Amendment No. 4 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power ***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power ***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***	EECI is indirectly owned by Enbridge Inc. (“Enbridge”). Therefore, Enbridge may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, Enbridge is filing this Amendment No. 4 to Schedule 13D jointly with EECI.

This Amendment No. 4 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 2, 3, 4, 6 and 7 of the Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on December 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on October 21, 2009, Amendment No. 2 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on May 8, 2013, and Amendment No. 3 to the Original Schedule 13D, filed by Enbridge Inc. (“EI”), Enbridge (U.S.) Inc. (“EUSI”), Enbridge US Holdings Inc. (“EUSHI”) and Enbridge Energy Company, Inc. (“EECI” and, together with EI, EUSI and EUSHI, the “Reporting Persons”) with the Securities and Exchange Commission on May 2, 2016 (as amended, the “Initial Statement”).

Item 2. Identity and Background.

The information previously provided in response to this Item 2 is hereby amended and supplemented with the following:

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule 1 attached hereto and is incorporated herein by reference. Such schedule amends and restates, as to the information required by such subparagraphs, the information contained in Schedule 1 of the Initial Statement.

Item 3. Source and Amount of Funds or Other Consideration

The information previously provided in response to this Item 3 is hereby amended by adding the following:

Series 1 Preferred Units

On April 27, 2017, the Issuer entered into a Contribution and Redemption Agreement (the “Contribution and Redemption Agreement”) with EECI, pursuant to which the Issuer issued 64,308,682 Class A Common Units representing limited partner interests to EECI in exchange for an aggregate purchase price of approximately $1.2 billion. The Issuer then used the proceeds from the Class A Common Unit issuance to redeem in full the 48,000,000 outstanding Series 1 Preferred Units held by EECI. As part of the Contribution and Redemption Agreement, the Issuer also agreed to repay to EECI the $357 million deferred distribution balance related to the Series 1 Preferred Units.

Class F Units

On April 27, 2017, the Issuer issued 1,000 units of a new class of limited partner interests of the Issuer designated as Class F units to EECI. The Class F units were issued by the Issuer in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. In consideration for such issuance, Enbridge Holdings (IDR) L.L.C., a wholly-owned subsidiary of EECI, as the holder of the Issuer’s Class D Units and Incentive Distribution Units (as defined in the Seventh Amended and Restated Partnership Agreement) irrevocably waived all of its rights associated with both the Incentive Distribution Units and Class D Units.

The Class F Units are entitled to: (i) 13 percent of all cash distributions in excess of $0.295 per unit ($1.18 annualized) and (ii) a maximum tier of 23 percent of all cash distributions in excess of $0.350 per unit ($1.40 annualized). The distributions to be paid in respect of the Class F Units at the Issuer’s reduced $1.40 per unit annualized distribution rate equate to $15 million per annum, or approximately 2 percent of the Issuer’s 2017 pro forma cash flows. The Class F Units will be entitled to vote as a separate class on any matter that adversely affects the rights, privileges or preferences of the Series 1 Preferred Units in any material respect or as required by law but otherwise are not entitled to vote on matters submitted for the approval of holders of outstanding units of the Issuer.

Item 4. Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended by replacing the text thereof in its entirety with the following:

The Reporting Persons hold Class A Common Units; Class B Common Units and Class E Units, both of which are convertible into Class A Common Units under certain circumstances; Class F Units (the Class A Common Units, Class B Common Units, Class E Units and Class F Units, collectively, the “Units”); Class D Units; and Incentive Distribution Units, as reported herein, for the purpose of investment. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional Units in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of such Units now owned or hereafter acquired. In addition, the Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by the Reporting Persons and their affiliates, including acquiring assets owned by or selling assets to the Issuer, or make changes or seek to make changes to the capital structure of the Issuer, including to its incentive distribution rights. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

As part of the Reporting Persons’ ongoing evaluation of their investment in the Issuer and alternatives to such investment, including a potential consolidation, acquisition or sale of assets or Units or changes to the Issuer’s capital structure, the Reporting Persons may, from time to time, formulate plans or proposals with respect to such matters and hold discussions with or make formal proposals to the board of directors of the delegate of the general partner of the Issuer, other holders of Units or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to this Item 5 is hereby amended by replacing the text thereof in its entirety with the following:

(a)	EECI beneficially owns 128,941,993 Class A Common Units of the Issuer (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI), which represent 37.4% of the outstanding Class A Common Units based upon the number of Class A Common Units outstanding as of the date hereof (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI). EECI is wholly owned by EUSI. EUSI is wholly owned by EUSHI. EUSHI is wholly owned by Enbridge. EUSI, EUSHI and Enbridge, therefore, may be deemed to beneficially own, and have the power to direct the voting and the disposition of, such 128,941,993 Class A Common Units (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI). The persons listed on Schedule 1 disclaim any beneficial ownership of the Class A Common Units held by EECI. None of the persons listed on Schedule 1 shares voting or dispositive power over any Class A Common Units held by EECI.

(b)	EECI is the sole record owner and Enbridge, EUSI, EUSHI and EECI share voting and dispositive power with respect to 128,941,993 Class A Common Units of the Issuer (including 18,114,975 Class A Common Units issuable upon conversion of the Class E Units beneficially owned by EECI).

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to this Item 6 is hereby amended and supplemented with the following:

On April 27, 2017, the Issuer entered into the Contribution and Redemption Agreement with EECI, pursuant to which the Issuer issued 64,308,682 Class A Common Units representing limited partner interests to EECI in exchange for an aggregate purchase price of approximately $1.2 billion. The Issuer then used the proceeds from the Class A Common Unit issuance to redeem in full the 48,000,000 outstanding Series 1 Preferred Units held by EECI. As part of the Contribution and Redemption Agreement, the Issuer also agreed to repay to EECI the $357 million deferred distribution balance related to the Series 1 Preferred Units, using a portion of the proceeds the Issuer received upon the closing of the Issuer’s sale of its ownership interests in the Midcoast Energy Partners, L.P. gas gathering and processing business to EECI pursuant to a Purchase and Sale Agreement dated April 27, 2017.

Also on April 27, 2017, the Issuer issued 1,000 units of a new class of limited partner interests of the Issuer designated as Class F Units to EECI. In exchange therefor, Enbridge Holdings (IDR) L.L.C., a wholly owned subsidiary of EECI, as the holder of the Issuer’s Class D units and Incentive Distribution Units, irrevocably waived all of its rights, preferences, privileges and powers associated with such units. In connection with such transaction, EECI amended and restated the Issuer’s Seventh Amended and Restated Partnership Agreement and entered into the Eighth Amended and Restated Agreement of Limited Partnership (the “Amended Partnership Agreement”). The Amended Partnership Agreement, among other things, provides for the issuance of and sets forth the rights, preferences and obligations of the Class F Units. The Class F Units are entitled to (i) 13% of distribution of available cash in excess of $0.295 up to $0.350 per unit and (ii) 23% of distributions of available cash in excess of $0.350 per unit. The Class F Units will be entitled to vote as a separate class on any matter that adversely affects the rights, privileges or preferences of the Series 1 Preferred Units in any material respect or as required by law, but otherwise are not entitled to vote on matters submitted for the approval of holders of outstanding units of the Issuer.

For a description of the contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and the Issuer and others, please read “Certain Relationships and Related Transactions, and Director Independence” in the Annual Report on Form 10-K for the year ended December 31, 2016 of the Issuer and the information reported in Items 1.01, 3.02 and 5.03 of the Issuer’s Current Report on Form 8-K filed on May 3, 2017, each of which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented with the following:

(a)	Eighth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of April 27, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K, filed on May 3, 2017).
(b)	Contribution and Redemption Agreement, dated as of April 27, 2017, by and between Enbridge Energy Company, Inc. and Enbridge Energy Partners, L.P. (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed May 3, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2017

ENBRIDGE INC.

By:	/s/TYLER W. ROBINSON
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/WANDA OPHEIM
Name:	Wanda Opheim
Title:	Senior Vice President, Treasury

Enbridge US Holdings Inc.

By:	/s/ALLEN C. CAPPS
Name:	Allen C. Capps
Title:	President

Enbridge (U.S.) Inc.

By:	/s/VALORIE J. WANNER
Name:	Valorie J. Wanner
Title:	Corporate Secretary

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/VALORIE J. WANNER
Name:	Valorie J. Wanner
Title:	Corporate Secretary

Schedule 1

INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF ENBRIDGE INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Inc. The principal business address for each individual listed below is 200, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address		Present Principal Occupation
(if different from above)	Citizenship	and Position
G. L. EBEL	U.S.	Chairman of the Board of Directors
P. L. CARTER	U.S.	Director
C. P. CAZALOT JR.	U.S.	Director
M. R. COUTU	Canada	Director
J. H. ENGLAND	Canada	Director; Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (Contracting Company), 2063 Trade Center Way, Naples, FL 34109
C. W. FISCHER	Canada	Director
V. M. KEMPSTON DARKES	Canada	Director
A. MONACO	Canada	Director; President & Chief Executive Officer
M. MCSHANE	U.S.	Director
M. E. J. PHELPS	Canada	Director; Chairman of Dornoch Capital Inc. (Private investment firm), 1765 Bellevue Ave, West Vancouver, British Columbia V7V 1A8
R. B. ROBERTS	U.S.	Director
D. C. TUTCHER	U.S.	Director; Principal of Center Coast Capital Advisors L.P. (Investment Advisory Firm), 1100 Louisiana Street, Suite 4550, Houston, TX 77002
C. L. WILLIAMS	Canada	Director
C. L. HANSEN	Canada	Executive Vice President, Utilities & Power Operations
D. G. JARVIS	Canada	Executive Vice President & President, Liquids Pipelines
K. L. RADFORD	Canada	Executive Vice President & Chief Transformation Officer
J. K. WHELEN	Canada	Executive Vice President & Chief Financial Officer
B. C. NEILES	Canada	Executive Vice President, Corporate Services
R. R. ROONEY	Canada	Executive Vice President & Chief Legal Officer
W. T. YARDLEY	U.S.	Executive Vice President & President, Gas Transmission & Midstream
V. D. YU	Canada	Executive Vice President & Chief Development Officer

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF Enbridge US Holdings Inc.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge US Holdings Inc. The principal business address for each individual listed below is 200, 425–First Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
M. A. MAKI	U.S.	Director
A. C. CAPPS	U.S.	Director; President
W. OPHEIM	Canada	Director; Treasurer
D. W. BRYSON	Canada	Executive Vice President
M. A. AKMAN	Canada	Senior Vice President

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF Enbridge (U.S.) Inc.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge (U.S.) Inc. The principal business address for each individual listed below is 5400 Westheimer Court, Houston, Texas 77056.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
B. F. SHAMLA	U.S.	Director
J. K. WHELEN	Canada	Director
S. J. NEYLAND	U.S.	Director; Vice President
W. T. YARDLEY	U.S.	President
L. J. B. SAYAVEDRA	U.S.	Vice President
M. A. MAKI	U.S.	Senior Vice President
M. R. BOYCE	Canada	Vice President, Liquids Pipelines Law and Assistant Corporate Secretary
C. J. JOHNSTON	Canada	Vice President, Finance
W. OPHEIM	Canada	Treasurer
A. C. CAPPS	U.S.	Controller

INFORMATION CONCERNING THE DIRECTORS

AND EXECUTIVE OFFICERS OF ENBRIDGE ENERGY COMPANY, INC.

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director and executive officer of Enbridge Energy Company, Inc. The principal business address for each individual listed below is 5400 Westheimer Court, Houston, Texas 77056.

Name and Address (if different from above)	Citizenship	Present Principal Occupation and Position
J. R. BIRD	Canada	Director
J. A. CONNELLY	U.S.	Chairman of the Board of Directors
J. H. ENGLAND	Canada	Director
D. G. JARVIS	Canada	Director; Executive Vice President – Liquids Pipelines
M. A. MAKI	U.S.	Director; President
S. J. NEYLAND	U.S.	Director; Vice President
L. J. B. SAYAVEDRA	U.S.	Director; Vice President, Sponsored Vehicles
W. S. WALDHEIM	U.S.	Director
D.A. WESTBROOK	U.S.	Director
J. K. WHELEN	Canada	Director
W. T. YARDLEY	U.S.	Executive Vice President, Gas Transmission and Midstream
D. W. BRYSON	Canada	Senior Vice President – Liquids Pipelines, Operations
C. J. JOHNSTON	Canada	Vice President, Finance
M. R. BOYCE	Canada	Vice President, Liquids Pipelines Law
B. F. SHAMLA	U.S.	Vice President – Liquids Pipelines, Operations
W. M. OPHEIM	Canada	Treasurer
A. C. CAPPS	U.S.	Controller